
Pricing Supplement No. 3             Filing under Rule 424(b)(3)
Dated:  April 4, 2001                Registration File Nos. 33-58820, 333-18809,
(To Prospectus dated April 27, 1999) 333-18809-01, 333-18809-02, 333-18809-03,
                                     333-18809-04 and 333-73225


                                  $300,000,000
                       HAWAIIAN ELECTRIC INDUSTRIES, INC.
                          Medium-Term Notes, Series C
                              (Fixed Rate Notes)

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
Principal amount:  $100,000,000
Interest Rate (fixed rate):  7.56% per annum
Original Issue Date:  April 9, 2001
Stated Maturity Date:  April 10, 2006
Issue price (as a percentage of principal amount):  100%
Selling Agent's commission (as a percentage of principal amount):  0.50%
Net proceeds to HEI (as a percentage of principal amount):  99.50%
Settlement date and time (original issue date):  April 9, 2001
Redemption:  The Notes will not be subject to a sinking fund and cannot be redeemed by HEI prior to the Stated Maturity Date.
Repayment: The Notes are not subject to repayment by HEI at the option of the holders thereof.
Interest Payment Date(s):  Each April 10 and October 10, commencing October 10, 2001.
Regular Record Date(s):  The March 26 and September 25 preceding each Interest Payment Date
Minimum Authorized Denominations:  $1,000
CUSIP#41987QAZ6

  Use of Proceeds: All or substantially all of the net proceeds to HEI from the sale of the Notes covered by this Pricing Supplement will be used by HEI (i) to retire a portion of its commercial paper outstanding from time to time as it matures, (ii) to purchase income note securities underlying trust certificates representing interests in three trusts currently owned by American Savings Bank, F.S.B. ("ASB"), a wholly owned indirect subsidiary of HEI, if HEI bids for such securities and such bids are accepted, for an aggregate purchase price not expected to exceed $40.0 million, (iii) to pay in advance of stated maturity amounts necessary to retire a privately-placed HEI note with a remaining principal balance of $3.5 million, which note bears interest at 8.7% per annum and may be prepaid in full in July 2001, (iv) to make investments in or loans to subsidiaries, and/or (v) for other general corporate purposes. At March 31, 2001, HEI had outstanding, among other indebtedness, $61.6 million of commercial paper bearing interest at prevailing market rates and having remaining maturities ranging from 2 to 65 days. Net proceeds from the sale of the Notes that are not promptly applied for the foregoing purposes may be invested in short-term investments pending application for such purposes. As of the date of this Pricing Supplement, the principal amount of the Series C Notes which have been sold (including the Notes to which this Pricing Supplement relates) is $300,000,000.

  The Notes will be issued in book-entry-only form and held through the facilities of The Depository Trust Company, New York, New York.

  Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. acted as agents for HEI in connection with the offer and sale of the Notes (allocated $50,000,000 each).